Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

February 26, 2018

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)

(File Nos. 2-92633 and 811-04087)

Dear Sir or Madam:

This letter serves to provide our responses to comments of the SEC Staff (the “Staff”) received via a telephone call on January 19, 2018 regarding Post-Effective Amendment No. 197 to the Fund’s registration statement on Form N-1A, filed with the SEC on December 7, 2017 for the purpose of introducing two new share classes of the Overseas Series (the “Amendment”). We responded to one of the Staff’s comments on the Amendment in a letter dated February 16, 2018.

1) Comment: Please confirm that the Advisor may not recoup previously waived fees and/or reimbursed expenses from the Series.

Response: Confirmed.

2) Comment: Please file the expense limitation agreement as an exhibit to the Fund’s registration statement.

Response: The expense limitation agreement was filed as an exhibit to Post-Effective Amendment No. 199 to the Fund’s registration statement.

3) Comment: Please confirm supplementally that derivatives included as investments that satisfy the Series’ 80% test will be valued for purposes of the Series’ 80% test based on their market (as opposed to notional) value.

Response: The Fund confirms that derivatives included as investments that satisfy the Series’ 80% test will generally be valued for purposes of the Series’ 80% test based on their market (as opposed to notional) value.

4) Comment: Please confirm that the principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal risk disclosure provided in response to Item 9 of Form N-1A.

Response: The Fund confirms that the principal risk disclosure provided in response to Item 4 of Form N-1A appropriately summarizes the principal risk disclosure provided in response to Item 9 of Form N-1A.

5) Comment: Please consider disclosing in the “In-Kind Purchases and Redemptions” section whether in-kind redemptions will be pro-rata slices of the Series’ portfolio, individual securities from the Series’ portfolio, or representative baskets of securities from the Series’ portfolio.

Response: The Fund believes that the existing disclosure in the section identifies for shareholders the possibility that they may receive an in-kind redemption and the risks that they may face in holding and disposing of such securities. The Fund does not believe that Form N-1A requires detailed disclosure regarding the manner in which an in-kind distribution may be made. Therefore, the Fund respectfully declines to add additional disclosure at this time.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Amy J. Williams
Amy J. Williams
Assistant Corporate Secretary

cc:	Ed Bartz, Securities and Exchange Commission

Timothy Levin, Morgan, Lewis & Bockius LLP

Richard Yates, Manning & Napier Advisors, LLC